NO ACT

PE 1-24-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11005999

March 25, 2011

Sanjay M. Shirodkar
DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, MD 21209-3600

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-25-11

Re: Cognizant Technology Solutions Corporation
Incoming letter dated January 24, 2011

Dear Mr. Shirodkar:

This is in response to your letters dated January 24, 2011 and March 24, 2011 concerning the shareholder proposal submitted to Cognizant by John Chevedden. We also have received letters from the proponent dated January 26, 2011 and March 25, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 25, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cognizant Technology Solutions Corporation
Incoming letter dated January 24, 2011

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Cognizant may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual stockholders' meeting include proposals sponsored by Cognizant seeking approval of amendments to Cognizant's certificate of incorporation and bylaws. You also represent that the proposal would directly conflict with Cognizant's proposals. You indicate that inclusion of the proposal and Cognizant's proposals in Cognizant's proxy materials would present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results if the proposal and Cognizant's proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Cognizant omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Cognizant relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 25, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Cognizant Technology Solutions Corporation (CTSH)
Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds further to the supplemented January 24, 2011 company request to avoid this established rule 14a-8 proposal.

The company March 24, 2011 letter reiterates that the company proposals are for preservation of super-majority voting. However, the rule 14a-8 proposal calls for simple-majority voting.

There is no evidence that the company had any intention of scheduling a shareholder vote to preserve super-majority voting prior to the submittal of the rule 14a-8 proposal. The Corporate Library initiated coverage of the company in 2003 and has no record of the company ever presenting even one company governance proposal to shareholders for a vote.

Two distinct issues are involved: *simple*-majority voting verses *super*-majority voting. These two different issues are easy to explain to shareholders.

Even if the company proposals pass overwhelmingly, super-majority voting will be guaranteed to be preserved at the company.

The company cited no precedent for no action relief when the core issue was presented in this manner.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: David Nelson <david.nelson@cognizant.com>

[CTSH: Rule 14a-8 Proposal, November 22, 2010]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Very High Concern" in Takeover Defenses – Three-year terms for directors and a Poison Pill. The combined effect of these mechanisms was to reduce board accountability to shareholders. Plus our CEO Francisco D'Souza realized more than $11 million on the exercise of 285,000 stock options in 2009. Market priced stock options can provide rewards due to a rising market alone, regardless of CEO performance.

We had certain arguably insurmountable 80% voting requirements and a poison pill that was not approved by shareholders. We had no proxy access, no cumulative voting, no right to elect each director annually, no right to act by written consent and no shareholder right to call a special meeting.

Our board was the only significant directorship for 6 of our 8 directors. This could indicate a significant lack of current transferable director experience for the vast majority of our directors. Our newest director, Maureen Breakiron-Evans, appeared to be retied at age 55.

Three directors had "no skin in the game" because they owned no stock: John Fox, Lakshmi Narayanan (inside director) and Maureen Breakiron-Evans. John Klein had 12-years long-tenure (independence concern) and yet was allowed to chair our Executive Pay Committee and was on our Audit Committee.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***



DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Sanjay M. Shirodkar
sanjay.shirodkar@dlapiper.com
T 410.580.4184
F 410.580.3184

March 24, 2011

Via E-Mail & UPS

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, DC 20549

Re: Cognizant Technology Solutions Corporation
Supplemental Letter regarding the Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On January 24, 2011, we submitted a letter (the "No-Action Request") on behalf of Cognizant Technology Solutions Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy materials for its 2011 Annual Meeting of Stockholders (the "2011 Proxy Materials") a stockholder proposal and supporting statement submitted to the Company by Mr. John Chevedden (the "Proponent") by letter dated November 22, 2010 (the "Stockholder Proposal") and requesting that the Staff concur in the Company's view that the Stockholder Proposal may be properly excluded from the 2011 Proxy Materials.

As stated in our No-Action Request, we are submitting this supplement to the No Action Request in order to notify the Staff that on March 24, 2011, the Board of Directors of the Company (the "Board") approved, subject to stockholder approval, amendments to the Company's Restated Certificate of Incorporation, as amended, and the Company's Amended and Restated By-laws (the "Amendments") to reduce certain Supermajority Provisions (as defined in the No-Action Request) from 80% of the outstanding shares to 66 2/3% of the outstanding shares.

Further to the Board actions, the Company intends to include a proposal seeking stockholders' approval of the Amendments (the "Company Proposals") in the 2011 Proxy Materials and expects to file a Preliminary Proxy Statement in early April 2011. Accordingly, as requested in the No-Action Request, we respectfully request that the Staff concur in the Company's view that



the Stockholder Proposal may be excluded from the Company's 2011 Proxy Materials.

Based upon the reasons explained in the No-Action Request and the fact that Board has approved the Company Proposals and intends to include them in the 2011 Proxy Materials, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Stockholder Proposal from its 2011 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (410) 580-4184 or Steven E. Schwartz, the Company's General Counsel, at (201) 678-2759.

Very truly yours,

DLA Piper LLP (US)



Sanjay M. Shirodkar
Of Counsel

cc: John E. Klein
Andrew P. Gilbert, Esq.
John Chevedden

EAST\44410634.2

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Cognizant Technology Solutions Corporation (CTSH)
Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds to the January 24, 2011 company request to avoid this established rule 14a-8 proposal.

The rule 14a-8 proposal is for simple majority voting.

The company proposals are for supermajority voting (preservation).

These are two distinct issues that would be easy to explain to shareholders.

Even if the company proposals pass, there will still be no simple majority voting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: David Nelson <david.nelson@cognizant.com>

[CTSH: Rule 14a-8 Proposal, November 22, 2010]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Very High Concern" in Takeover Defenses – Three-year terms for directors and a Poison Pill. The combined effect of these mechanisms was to reduce board accountability to shareholders. Plus our CEO Francisco D'Souza realized more than $11 million on the exercise of 285,000 stock options in 2009. Market priced stock options can provide rewards due to a rising market alone, regardless of CEO performance.

We had certain arguably insurmountable 80% voting requirements and a poison pill that was not approved by shareholders. We had no proxy access, no cumulative voting, no right to elect each director annually, no right to act by written consent and no shareholder right to call a special meeting.

Our board was the only significant directorship for 6 of our 8 directors. This could indicate a significant lack of current transferable director experience for the vast majority of our directors. Our newest director, Maureen Breakiron-Evans, appeared to be retied at age 55.

Three directors had "no skin in the game" because they owned no stock: John Fox, Lakshmi Narayanan (inside director) and Maureen Breakiron-Evans. John Klein had 12-years long-tenure (independence concern) and yet was allowed to chair our Executive Pay Committee and was on our Audit Committee.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***



DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Sanjay M. Shirodkar
sanjay.shirodkar@dlapiper.com
T 410.580.4184
F 410.580.3184

January 24, 2011

Via E-Mail

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, DC 20549

Re: Cognizant Technology Solutions Corporation
Stockholder Proposal of John Chevedden
Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Cognizant Technology Solutions Corporation (the "***Company***"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "***2011 Proxy Materials***") a stockholder proposal (the "***Proposal***") and statements in support thereof received from John Chevedden (the "***Proponent***").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities Exchange Commission (the "***Commission***") or the staff of the Division of Corporation Finance (the "***Staff***"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.



THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) and Rule 14a-8(i)(3). The Company notes that at an upcoming meeting, the Company's Board of Directors (the "***Board***") will consider approving, and recommending to the Company's stockholders for approval at the 2011 Annual Meeting of Stockholders, a proposal to amend the Company's Amended and Restated Certificate of Incorporation (the "***Certificate***") and the Company's Amended and Restated Bylaws (the "***Bylaws***") (collectively, the "***Company Proposals***") to replace the provisions in the Certificate and the Bylaws calling for a greater than simple majority vote as described below, and the Proposal directly conflicts with the Company Proposals.

We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. Although the Board has not yet approved the Company Proposals, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(9) where the company represents that its board is expected to consider a company proposal that will conflict with a stockholder proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g., H.J. Heinz Co.* (May 29, 2009) (concurring with the exclusion of a stockholder proposal requesting a stockholder right to call special meetings where the company notified the Staff that its board was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board). Accordingly, we will notify the Staff supplementally after the Board has considered the Company Proposals and taken the actions described above.



ANALYSIS

A. Rule 14a-8(i)(9) - The Proposal Conflicts with the Company's Proposals.

The Company's Certificate and Bylaws currently include the following supermajority voting provisions: (1) Article VII of the Certificate requires an affirmative vote of at least 80% of the outstanding shares for the Company's stockholders to amend the Bylaws, (2) Article VIII, Section (1) of the Certificate requires an affirmative vote of at least 80% of the outstanding shares for the Company's stockholders to remove any director, (3) Article XI, Section (2) of the Certificate requires an affirmative vote of at least 80% of the outstanding shares for the Company's stockholders to amend Article VII of the Certificate (amendments to the Bylaws), Article VIII of the Certificate (classified board and removal of directors), Article IX of the Certificate (relating to the prohibition of the stockholders to act by written consent and prohibition on the stockholders' ability to call a special meeting of stockholders) or Article XI of the Certificate (addressing amendments to the Certificate), and (4) Article X of the Bylaws requires an affirmative vote of at least 80% of the outstanding shares for the Company's stockholders to amend the Bylaws (collectively, the "***Supermajority Provisions***"). As noted above, at an upcoming meeting, the Board will consider whether to approve the Company Proposals, which would ask the Company's stockholders to approve amendments to the Company's Certificate and Bylaws to replace the affirmative vote of at least 80% of the outstanding shares standard required in each of the Supermajority Provisions with an affirmative vote of 66 2/3 % of the outstanding shares standard.

Pursuant to Rule 14a-8(i)(9), a company may exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Herley Industries Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *AT&T* (Feb. 23, 2007)



(concurring in excluding a proposal seeking to amend the company's bylaws to require stockholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to stockholder ratification of future severance agreements); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock options to senior executives where a company proposal would permit the granting of stock options to all employees); and *Mattel, Inc.* (Mar. 4, 1999) (concurring with the exclusion of a stockholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where the stockholder-sponsored proposal contained a threshold that differed from a company-sponsored proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholder. For example, in *Safeway Inc.* (January 4, 2010; *recon. denied* Jan. 26, 2010), the Staff concurred with the exclusion of a stockholder proposal requesting that Safeway amend its bylaws and each of its applicable governing documents to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special stockholder meetings. The Staff noted that Safeway represented that it would present a proposal seeking stockholder approval of amendments to Safeway's governing documents to allow stockholders who hold 25% of its outstanding shares the right to call a special stockholder meeting, that the stockholder proposal and Safeway's proposal directly conflicted because they included different thresholds for the percentage of shares required to call special stockholder meetings, and that these proposals presented alternative and conflicting decisions for stockholders. *See also*, *CVS Caremark Corporation* (Jan. 5, 2010; *recon. denied* Jan. 26, 2010); *Medco Health Solutions* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010); *Honeywell International* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010); *International Paper Company* (Mar. 17, 2009) (finding the company's proposal to allow 40% of the stockholders to call a special meeting, and the stockholder's proposal to allow 10% of the stockholders to call a special meeting in conflict and allowing the company to omit the stockholder resolution); and *EMC Corporation* (Feb. 24, 2009) (allowing EMC to omit a stockholder proposal which sought to amend the bylaws to allow 10% of outstanding common stockholders to call a special meeting when the company was planning to submit a proposal to allow 40% of the outstanding common stockholders to call a special meeting).


DLA PIPER

The Staff previously has permitted exclusion of stockholder proposals under circumstances substantially similar to the instant case. For example, in *Best Buy Co. Inc.* (Apr. 17, 2009), the Staff allowed the company to omit a stockholder proposal for simple majority voting when the company's proposal was to reduce supermajority provisions from eighty to sixty-six and two-thirds percent. *See*, *Walt Disney Co.* (Nov. 16, 2009; *recon. denied* Dec. 17, 2009) and *H.J. Heinz Co.* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%). Moreover, in *Dominion Resources, Inc.* (Jan. 19, 2010, *recon. denied* Mar. 29, 2010), the Staff concurred in excluding a stockholder proposal requesting that the company's three supermajority voting provisions in its charter and bylaws be replaced with a majority of votes cast standard because the stockholder proposal conflicted with three company proposals, which together would reduce the company's supermajority voting provisions to a majority of shares outstanding standard. In response to the company's request to exclude the proposal under Rule 14a-8(i)(9), the Staff noted the company's concern that "submitting all of the proposals to a vote would yield inconsistent, ambiguous, or inconclusive results."

Consistent with the precedent cited above, if approved by the Board, the Company Proposals would ask the Company's stockholders to approve amendments to the Company's Certificate and Bylaws to replace the affirmative vote of at least 80% of the outstanding shares standard required in each of the Supermajority Provisions with the affirmative vote of 66 2/3 % of the outstanding shares standard. Because of this conflict between the Company Proposals and the Proposal, inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent, ambiguous, and inconsistent results if both proposals were approved. Because the Company Proposals and the Proposal propose different voting standards for the same provisions in the Certificate and the Bylaws, there is potential for conflicting outcomes if the Company's stockholders consider and adopt both the Company Proposals and the Proposal.

For the above-mentioned reasons, the Company respectfully requests the Staff to concur in the Company's view that the Proposal may be excluded from the 2011 Proxy Materials under Rule 14a-8(i)(9).

B. The Proposal Violates the Commission's Proxy Rules, specifically Rules 14a-4(a)(3) and 14a-4(b)(1).

Under Rule 14a-8(i)(3), a company may exclude a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. As discussed herein, the Proposal may be properly excluded under Rule 14a-8(i)(3) because it is



contrary to the Commission's proxy rules, in particular, Rules 14a-4(a)(3) and 14a-4(b)(1).

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(b)(1) requires that the form of proxy provide means by which the stockholders are "afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon." In adopting amendments to these rules in 1992, the Commission explained that the "amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote," and to prohibit "electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval."

If approved by the Board, the Company Proposals would ask the Company's stockholders to approve amendments to the Company's Certificate and Bylaws to replace the affirmative vote of at least 80% of the outstanding shares standard required in each of the Supermajority Provisions with the affirmative vote of 66 2/3 % of the outstanding shares standard. If this were to occur, the Company would "unbundle" each of the amendments to its Certificate and Bylaws and present each of the amendments as a separate item on its proxy card. We believe that such an approach is consistent with Rule 14a-4(a)(3), the Staff's advice to other corporations and the Division of Corporation Finance's September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations since these telephone interpretations suggest that certain revisions to a company's charter or by-laws should be unbundled and set out as separate proposals.

The Company believes that the Proposal does not adhere to the guidance noted above and violates Rules 14a-4(a)(3) and 14a-4(b)(1) because it does not separate each matter to be voted on and, therefore, contrary to the Commission's intentions, does not afford stockholders the opportunity to communicate their views on each separate matter. The Proposal requests that the Board take the steps necessary so that each stockholder voting requirement impacting the Company that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the Proposal. However, the Proposal does not differentiate among the various provisions that currently require a greater than simple majority vote. While stockholders may wish to amend the supermajority voting standard for certain provisions in the Certificate and the Bylaws, it is possible that the same stockholders may not want to amend the voting standards required for certain other provisions. The Proposal does not allow stockholders to make this choice as it requires an all or nothing decision. The stockholders must either support the Proposal requiring all supermajority vote provisions in the Certificate and Bylaws to be changed to a majority of votes cast standard or vote against the proposal and retain all the supermajority vote provisions. Bundled as it is, the Proposal does not permit a meaningful stockholder vote.



Although the concept of amending the supermajority vote provisions to a majority of votes cast standard superficially links the various provisions of Certificate and the Bylaws that would be affected by the Proposal if adopted, those provisions relate to distinct substantive matters. Under the Proposal, the stockholders would not have the opportunity to vote differently with respect to each of these separate matters.

In sum, the Proposal limits the stockholder's voting choices by requiring them to cast one vote to amend the voting requirements for all supermajority vote provisions, despite the differing substantive issues addressed in each provision. Consequently, the Proposal is contrary to Staff guidance and violates Rules 14a-4(a)(3) and 14a-4(b)(1).

For the above-mentioned reasons, the Company respectfully requests the Staff to concur in the Company's view that the Proposal may be excluded from the 2011 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. As noted above, the Company will notify the Staff supplementally after the Board has considered the Company Proposals and taken the actions described above.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (410) 580-4184 or Steven E. Schwartz, the Company's General Counsel, at (201) 678-2759.

Very truly yours,

DLA Piper LLP (US)

Sanjay Shirodkar

Sanjay M. Shirodkar
Of Counsel

Enclosures
cc: John E. Klein
Andrew P. Gilbert, Esq.
John Chevedden

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. John E. Klein
Chairman of the Board
Cognizant Technology Solutions Corporation (CTSH)
500 Frank W Burr Blvd
Teaneck NJ 07666
Phone: 201 801-0233
Fax: 201 801-0243

Dear Mr. Klein,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 22, 2010
Date

cc: Steven Schwartz <steven.schwartz@cognizant.com>
Corporate Secretary
David Nelson <david.nelson@cognizant.com>
Vice President, Investor Relations
201-498-8840

[CTSH: Rule 14a-8 Proposal, November 22, 2010]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Very High Concern" in Takeover Defenses – Three-year terms for directors and a Poison Pill. The combined effect of these mechanisms was to reduce board accountability to shareholders. Plus our CEO Francisco D'Souza realized more than $11 million on the exercise of 285,000 stock options in 2009. Market priced stock options can provide rewards due to a rising market alone, regardless of CEO performance.

We had certain arguably insurmountable 80% voting requirements and a poison pill that was not approved by shareholders. We had no proxy access, no cumulative voting, no right to elect each director annually, no right to act by written consent and no shareholder right to call a special meeting.

Our board was the only significant directorship for 6 of our 8 directors. This could indicate a significant lack of current transferable director experience for the vast majority of our directors. Our newest director, Maureen Breakiron-Evans, appeared to be retied at age 55.

Three directors had "no skin in the game" because they owned no stock: John Fox, Lakshmi Narayanan (inside director) and Maureen Breakiron-Evans. John Klein had 12-years long-tenure (independence concern) and yet was allowed to chair our Executive Pay Committee and was on our Audit Committee.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 22, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 90 shares of Cognizant Technology Solutions Corp. CL A (CTSH) common stock, CUSIP #192446102, since at least November 19, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Cowan, Scott

From: Gilbert, Andrew
Sent: Monday, December 06, 2010 9:01 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Stockholder proposal

Dear Mr. Chevedden:

I am writing on behalf of Cognizant Technology Solutions Corporation (the "Company"'). The Company is in receipt of your 14a-8 proposal. The Company takes stockholder proposals very seriously and appreciates your interest in the Company. Please note that your proposal does not comply with Rule 14a-8(d) as the proposal and supporting statement exceeds 500 words in length. If you wish to continue with this proposal, please resubmit it on a timely basis (within 14 days hereof) to the Company in compliance with the applicable rules.

Sincerely,
Andrew P. Gilbert

cc: Steven Schwartz


DLA PIPER

Andrew P. Gilbert
DLA Piper LLP (US)
300 Campus Dr., Suite 100
Florham Park, NJ 07932-1039
T 973.520.2553
F 973.520.2573
andrew.gilbert@dlapiper.com
www.dlapiper.com

Cowan, Scott

From: Gilbert, Andrew
Sent: Monday, January 24, 2011 4:31 PM
To: Cowan, Scott
Subject: FW: Rule 14a-8 Proposal (CTSH)



Andrew P. Gilbert
Partner

DLA Piper LLP (US)
300 Campus Drive, Suite 100
Florham Park, New Jersey 07932-1039

T 973.520.2553
F 973.520.2573
[illegible]
[illegible]

From: Schwartz, Steven (Cognizant) [mailto:SSchwartz@Cognizant.com]
Sent: Monday, December 06, 2010 11:42 PM
To: Gilbert, Andrew
Subject: Fwd: Rule 14a-8 Proposal (CTSH)

Begin forwarded message:

> **From:** "Nelson, David (Cognizant)" <David.Nelson@cognizant.com>
> **Date:** December 6, 2010 11:28:16 PM EST
> **To:** "Schwartz, Steven (Cognizant)" <SSchwartz@Cognizant.com>
> **Subject: FW: Rule 14a-8 Proposal (CTSH)**
>
> FYI,
>
> David Nelson
>
> VP, Investor Relations & Treasury
>
> Cognizant Technology Solutions
>
> (t) 201-498-8840
>
> (c) 201-673-8386
>
> ---
>
> **From:** *** FISMA & OMB Memorandum M-07-16 ***
> **Sent:** Monday, December 06, 2010 11:15 PM
> **To:** Nelson, David (Cognizant)
> **Subject:** Rule 14a-8 Proposal (CTSH)
>
> ------ Forwarded Message
> **From:** *** FISMA & OMB Memorandum M-07-16 ***
> **Date:** Mon, 06 Dec 2010 19:21:16 -0800
> **To:** Steven Schwartz <steven.schwartz@cognizant.com>
> **Subject:** Rule 14a-8 Proposal (CTSH)
>
> Mr. Schwartz, Thank you for the acknowledgement of the rule 14a-8 proposal. I counted 467-words. Can the company explain any count higher than 499-words.
> Sincerely,
> John Chevedden

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Very High Concern" in Takeover Defenses – Three-year terms for directors and a Poison Pill. The combined effect of these mechanisms was to reduce board accountability to shareholders. Plus our CEO Francisco D'Souza realized more than $11 million on the exercise of 285,000 stock options in 2009. Market priced stock options can provide rewards due to a rising market alone, regardless of CEO performance.

We had certain arguably insurmountable 80% voting requirements and a poison pill that was not approved by shareholders. We had no proxy access, no cumulative voting, no right to elect each director annually, no right to act by written consent and no shareholder right to call a special meeting.

Our board was the only significant directorship for 6 of our 8 directors. This could indicate a significant lack of current transferable director experience for the vast majority of our directors. Our newest director, Maureen Breakiron-Evans, appeared to be retied at age 55.

Three directors had "no skin in the game" because they owned no stock: John Fox, Lakshmi Narayanan (inside director) and Maureen Breakiron-Evans. John Klein had 12-years long-tenure (independence concern) and yet was allowed to chair our Executive Pay Committee and was on our Audit Committee.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***